SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2011

Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

             Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

             Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated December 23, 2011.

Document 1

For Immediate Release	December 23, 2011

Crystallex Announces CCAA Filing

TORONTO, ONTARIO, December 23, 2011 – Crystallex International Corporation (TSX: KRY) (OTCQB: CRYXF) (“Crystallex” or the “Company”) today announced that it has obtained an order from the Ontario Superior Court of Justice (Commercial List) for protection under the Companies' Creditors Arrangement Act (Canada) (CCAA). Ernst & Young Inc. was appointed monitor under the order. Subject to the order, proceedings by creditors and others cannot be continued or commenced without the consent of the Company and the monitor, or leave of the court.

As previously announced, management of the Company has been exploring financing alternatives for some time, including a $120 million private placement disclosed on October 11, 2011,  in order to deal with the liquidity crisis resulting from the $100 million senior unsecured notes  issued by the Company  maturing on the date hereof. Although the Company has received proposals, none have been satisfactory and discussions continue. The order obtained today permits Crystallex to remain in possession and control of its property, carry on its business and retain employees while the Company obtains additional time to pursue its arbitration with the Bolivarian Republic of Venezuela and complete financings in order to enable all its creditors to be paid in full.

The Company currently has cash and cash equivalents and other assets that are expected to be sufficient to fund its obligations and budgeted expenditures until it obtains debtor-in-possession financing (“DIP financing”). The Company is currently pursuing DIP financing in amounts sufficient to continue to finance the Company through the CCAA proceedings. Crystallex has received expressions of interest from several parties who are interested in providing DIP financing and intends to conclude negotiations for a DIP financing facility within the next few weeks.

Effective no later than December 28, 2011, court filed documents and other information regarding the CCAA proceedings will be available on the Company’s website at www.crystallex.com and on the monitor’s website at www.ey.com/ca/crystallex.

Other Matters

Crystallex has been informed that the arbitral tribunal for its claim against the Bolivarian Republic of Venezuela  with respect to the Las Cristinas Project has agreed upon a schedule of written submissions from the parties and has set a hearing date of November 11, 2013.  The Company is diligently advancing its arbitration claim, while remaining receptive to settlement alternatives with Venezuela. The Company will continue to vigorously pursue this claim while it remains under creditor protection.

On December 7, 2011, the Toronto Stock Exchange determined that the Company did not meet the Original Listing Requirements of the Exchange and that the Company's shares will be delisted effective at the close of market on January 6, 2012. Management has no current intentions to pursue alternative exchange listing options. Crystallex shares will continue to trade in the US on the OTCQB market.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this press release, including information as to the ability of the Company to secure DIP financing, to secure any other financing,  or to bring about a successful conclusion to the CCAA proceedings, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the ability of shareholders to receive any value in respect of their investment in the Company, the Company being able to repay creditors in full and the Company obtaining a successful result in connection with the arbitration. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, financial, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com including, in particular, the “Risk Factors” section of the Company’s annual information form dated March 31, 2011 and the Company’s management’s discussion and analysis of financial position and results of operations for the nine month period ended September 30, 2011, incorporated herein by reference.  Forward-looking statements are made as of the date of this press release, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	December 23, 2011	By:	/s/ Robert Crombie
Name: Robert Crombie Title: President